UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

22 August 2019
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: 2019 Interim Results

2019 Interim Results

Key Highlights

●
Record H1 EBITDA1 of €1.54bn, 36% ahead of 2018 (19% ahead excluding IFRS 16 Leases)
●
Sales of €13.2bn, ahead 11%
●
Good margin progress in H1
●
EPS 51% ahead of 2018
●
Continued portfolio refinement: c. €2bn divestments; c. €0.5bn acquisitions
●
Strong financial discipline; expect Net Debt/EBITDA <2x at year end
●
Share buyback €550m year-to-date; further €350m planned by year end
●
Group-wide profit improvement programme progressing well

Six months ended 30 June	2019	2018
	€m	€m	Change
Sales revenue	13,217	11,944	+11%
EBITDA	1,540	1,130	+36%
EBITDA margin	11.7%	9.5%	+220bps

EPS from continuing operations (€ cent)	67.8	45.0	+51%

Albert Manifold, Chief Executive, said today:

“On the back of our strategic initiatives, CRH has delivered significant profit growth in the first half of 2019, with a good performance in our heritage business and strong contributions from recent acquisitions. We are pleased to report that the Board plans to continue our share buyback programme with a further tranche of €350 million to be completed by year end. This will bring our total share repurchases in 2019 to €900 million. With our continued strong cash generation and financial discipline, we expect year-end debt metrics to be below normalised levels. We anticipate further progress in the second half of the year with benefits from positive underlying momentum in all Divisions as well as good contributions from acquisitions.”

Announced Thursday, 22 August 2019

 See pages 37 to 39 for glossary of alternative performance measures used throughout this interim report.

2019 Interim Results

Overview

Trading for the first half of 2019 benefited from a positive underlying demand backdrop in both Europe and North America. With strong contributions from acquisitions and tailwinds from currency exchange movements, Group sales of €13.2 billion were 11% ahead of the same period last year and 3% ahead on a like-for-like basis.
●
In Americas Materials, with a healthy economic environment, like-for-like sales were 2% ahead of the first six months of 2018; however, adverse weather conditions in certain regions hampered activity.
●
In Europe Materials, good underlying activity prevailed in key markets in Western and Eastern Europe and like-for-like sales growth of 6% reflected a more normalised weather pattern compared with the first half of 2018 along with price progress across all product lines. In the United Kingdom (UK), construction activity continued to decline amidst Brexit-related uncertainty.
●
Like-for-like sales in our Building Products Division were 3% ahead of the first half of 2018, reflecting a positive demand and pricing backdrop in our main markets.

With the benefit of margin-enhancing acquisitions, continued emphasis on performance in all our businesses and the impact of IFRS 16, overall EBITDA was 36% ahead of the first half of 2018 and EBITDA margin increased to 11.7% (H1 2018: 9.5%). On a like-for-like basis, EBITDA for the Group was 5% ahead.
●
Americas Materials like-for-like EBITDA was up 3% driven primarily by price increases across all products and strong cost control.
●
In Europe Materials, like-for-like EBITDA was 2% ahead, reflecting volume growth and price improvements across the Division with the exception of the UK due to its challenging market conditions.
●
Like-for-like EBITDA in Building Products was 8% ahead of the first half of 2018 on the back of improved volumes and prices and a continued focus on profit improvement initiatives.

Depreciation and amortisation charges of €789 million were higher than last year (H1 2018: €518 million) reflecting the impact of IFRS 16 and additional depreciation from acquisitions.

Divestments and asset disposals during the period generated total profit on disposals of €171 million (H1 2018: €46 million). This primarily relates to the European Shutters & Awnings business which was divested in June 2019.

The Group’s €20 million share of profits from equity accounted investments was broadly in line with the first half of 2018 (H1 2018: €19 million).

Net finance costs for the period were higher than the first six months of 2018 at €235 million (H1 2018: €160 million) due to the impact of
IFRS 16, lower interest income and higher average debt levels in the period.

First-half profit before tax from continuing operations was €707 million, compared with a profit of €497 million in the first half of 2018. The interim tax charge, which represents an effective tax rate of 21.5% of profit before tax, has been estimated, as in prior years, based on current expectations of the full year tax charge. Earnings per share from continuing operations were 51% higher than last year at 67.8c (H1 2018: 45.0c), reflecting higher profits along with the decrease in the weighted average number of shares in issue to 808.7 million (H1 2018: 839.6 million) due to our ongoing share buyback programme.

Note 2 on page 18 analyses the key components of the first-half 2019 performance.

Dividend

The Board has decided to increase the interim dividend to 20c per share, an increase of 2% compared with last year’s level of 19.6c per share. It is proposed to pay the interim dividend on 25 September 2019 to shareholders registered at the close of business on 6 September 2019. The interim dividend will be paid wholly in cash.

Finance

Net debt of €10.2 billion at 30 June 2019 was €2.1 billion higher than the figure reported at 30 June 2018 (H1 2018: €8.1 billion), primarily reflecting the transition impact of IFRS 16 (€2.0 billion). A first-half cash inflow of €0.3 billion from operations reflects strong working capital control and profit delivery. As in prior years, we expect a strong operating cash inflow in the second half of 2019 and, given the focused approach to portfolio management together with the Group’s strong track record of converting a significant proportion of its EBITDA into operating cash flow, we expect year-end 2019 debt metrics to be below normalised levels.

In April 2019, the Group successfully carried out an amendment and extension of its €3.5 billion revolving credit facility. Net debt at 30 June 2019 included US$0.75 billion issued under the US Dollar Commercial Paper Programme and €0.26 billion issued under the Euro Commercial Paper Programme. These programmes add to the funding sources available to the Group and are used to fund working capital and short-term liquidity needs.

The Group maintains a strong investment grade credit rating and following a recent upgrade by the rating agency Fitch, the Group has a BBB+ or equivalent rating with each of the three main rating agencies, reflecting strong deleveraging following earlier acquisitions, successful integration of acquisitions and strong cash conversion.

Capital Allocation

In H1 2019 the Group spent c. €320 million on 28 acquisition/investment transactions (including deferred and contingent consideration in respect of prior year acquisitions). Since 30 June 2019, the Group has completed a further eight bolt-on acquisitions and investments for a total spend of c. €150 million, bringing total year-to-date development spend to c. €470 million.

On the divestment front in H1 2019, the Group completed three transactions and realised total business and asset disposal proceeds of
c. €370 million, which demonstrates CRH’s ongoing commitment to active portfolio management. Since 30 June 2019, the Group reached agreement to divest of its Europe Distribution business for an enterprise value of €1.64 billion and also reached agreement to divest of its Perimeter Protection business in Europe. Both transactions are expected to close later this year. On completion, total divestment proceeds will approximate €2 billion in 2019.

2019 Acquisitions and Investments

The Building Products Division completed eight bolt-on acquisitions in H1 2019 amounting to a total spend of c. €170 million. The largest acquisition was in our Architectural Products Group (APG) where it acquired certain assets of Allied Concrete in Virginia. This strategic bolt-on serves as a geographic in-fill for APG along the eastern seaboard of the United States (US), connecting APG’s position in the Washington DC area to those in the Carolinas while enhancing its ability to serve mid-Atlantic hardscape and masonry installers. The other seven bolt-on acquisitions in the Building Products Division comprise four in the US and one in each of Poland, the Netherlands and Germany.

The Americas Materials Division completed one investment along with 14 bolt-on acquisitions in the US, and two acquisitions in Canada, adding almost 90 million tonnes of permitted reserves. These transactions involved the strategic expansion and strengthening of existing aggregates operations, particularly in Oregon and Florida.

The Europe Materials Division completed one acquisition in Poland adding approximately 30 million tonnes of reserves, and two small investments in Ukraine.

2019 Divestments and Disposals

The largest divestment in H1 2019 was the sale of our European Shutters & Awnings business to StellaGroup for a total consideration of c. €0.3 billion. Two further small divestments of non-core business assets were completed in the period along with proceeds of €52 million from the disposal of surplus property, plant and equipment.

On 16 July 2019, the Group announced that it had reached agreement to divest of its Europe Distribution business to private equity funds managed by Blackstone for an enterprise value of €1.64 billion. The business comprises CRH’s entire General Builders Merchants business in Europe, including its Sanitary, Heating and Plumbing business. This divestment follows a comprehensive strategic review of the business over the last several months which considered all options to maximise value for shareholders. It concludes the exit from our distribution businesses across the Group, creating a simpler and more focused business. The Group also reached agreement to divest of its Perimeter Protection business in Europe.

Share Buyback Programme

On 7 August 2019, the Group completed the latest phase of its share buyback programme, returning a further €350 million of cash to shareholders. Between 29 April and 7 August 2019, 12.2 million ordinary shares were repurchased on the London Stock Exchange and Euronext Dublin at an average discount of 0.75% to the volume weighted average price over the period. This brings total cash returned to shareholders under our ongoing share buyback programme to €1.35 billion since its commencement in May 2018. In light of our strong balance sheet and cash generation, the Board plans to continue our share buyback programme with a further tranche of up to €350 million to be completed by the year end.

Outlook

Against a backdrop of continued positive momentum in North American construction markets and with good contributions from acquisitions, we expect second-half EBITDA in Americas Materials to be ahead of 2018. In Europe Materials, we expect broadly similar trends to those experienced in the first half, with second-half EBITDA ahead of 2018 amid a challenging environment in the UK. In Building Products, EBITDA is anticipated to show further growth against a positive backdrop in Europe and North America. For the Group overall, assuming normal weather patterns for the remainder of the season, we expect further progress in the second half with benefits from good trading conditions, contributions from acquisitions, currency tailwinds and the impact of IFRS 16.

Americas Materials

			Analysis of change
€ million	2018	Exchange	Acquisitions	Divestments	IFRS 16	Organic	2019	% change
Sales revenue	3,178	+205	+597	-19	-	+51	4,012	+26%
EBITDA	297	+24	+126	-4	+49	+10	502	+69%
Operating profit	94	+12	+56	-3	+4	+4	167	+78%
EBITDA/sales	9.3%						12.5%
Operating profit/sales	3.0%						4.2%

With a continued healthy economic backdrop, good momentum in infrastructure activity and solid underlying demand in residential and non-residential markets, Americas Materials reported first-half organic sales 2% ahead of 2018. The increase in sales was primarily driven by price improvements across all regions and products as our volumes in Q2 were hampered by wet weather conditions mainly in our Central and West markets. Organic operating profit was 4% ahead of 2018, despite the impact of higher production costs with weather-related delays and energy cost increases. Energy costs were higher in the first half of the year, although at a lower rate of increase than experienced in 2018. With price improvements across all products and a continued focus on operational and commercial initiatives, margins increased compared with the first half of 2018. A strong contribution from our Ash Grove acquisition, which was acquired at the end of June 2018, led to significant growth in the Division in the first half of the year.

The commentary that follows excludes the impact of IFRS 16, as separately identified in the table above.

Aggregates
Total aggregates volumes, including the impact of acquisitions and divestments, were 6% ahead of 2018 while like-for-like volumes declined 1%, impacted by multiple flooding events in our Central region and inclement weather in the West. The decline was partly offset by higher aggregates volumes in Canada as prior year backlogs were delivered in the current year. Total and like-for-like average prices increased by 6%, with solid increases in every region supported by good underlying market demand.

Asphalt
After a shortfall in asphalt volumes in Q2 across most regions, impacted by the wet weather conditions, first-half total volumes were 3% behind 2018, while average prices increased by 7% against a backdrop of higher input costs.

Readymixed Concrete
Readymixed concrete volumes were 1% ahead of 2018 on a like-for-like basis, and average prices increased 5%. Total volumes including acquisitions were 22% ahead of the same period last year, primarily driven by the Ash Grove acquisition.

Paving and Construction Services
Total sales in our paving and construction services business increased 1% over 2018 with mixed activity across our regions. Margins were impacted by project mix with lower margin projects in place compared with the same period in 2018.

Cement
Our cement operations in the United States delivered higher volumes in the first half of 2019 due to the acquisition of Ash Grove which completed at the end of June 2018. Despite adverse weather impacting some of our main markets, synergy delivery and strong price realisation across all cement businesses contributed to good operating profit in the first half of 2019 which was in line with expectations. Cement volumes in Canada declined in 2019, reflecting adverse weather, project delays and the timing of a divestment in 2018. Increased logistics and production costs in the cement business resulted in first-half operating profit behind 2018. In Brazil, although the weakness in the construction market continued during the first half of 2019, cement volumes and prices were ahead with comparatives impacted by a national transportation strike in 2018. With a continued focus on commercial and operational initiatives, sales and operating profit improved compared with the first half of 2018.

Europe Materials

			Analysis of change
€ million	2018	Exchange	Acquisitions	Divestments	IFRS 16	Organic	2019	% change
Sales revenue	3,827	+26	+25	-23	-	+230	4,085	+7%
EBITDA	395	+4	+1	-	+54	+7	461	+17%
Operating profit	194	+2	-	+2	+4	+7	209	+8%
EBITDA/sales	10.3%						11.3%
Operating profit/sales	5.1%						5.1%

Europe Materials organic sales and operating profit increased by 6% and 4% respectively in the first half of the year, reflecting positive trading conditions in the majority of our key markets and pricing progress across all products. Overall, a more normalised weather pattern was experienced compared with the first half of 2018, particularly in the first quarter. Challenging market conditions continued in the UK as prolonged political uncertainty led to a decline in construction activity.

The commentary that follows excludes the impact of IFRS 16, as separately identified in the table above.

UK
Against a backdrop of lower commercial, housing and retail construction activity, volumes of aggregates and asphalt were behind the prior year, while cement volumes were broadly in line; the contracting division also experienced delays in Government-backed road projects. First-half sales were ahead of prior year driven by the contribution of 2018 acquisitions and price increases in cement, asphalt and aggregates; however, higher input costs together with volume pressure resulted in operating profit behind 2018.

Western Europe
Residential construction in Ireland continued to see good growth in the first half of 2019, with strong volumes and improved pricing across all major products resulting in solid operating profit delivery. In France, higher demand in the non-residential and civil engineering sectors offset reduced residential demand and our French cement and readymixed concrete operations delivered good volumes and price growth, while our precast business also experienced increased activity in core projects; overall operating profit was ahead of 2018. In the Benelux, sales were broadly in line with 2018 as cement and readymixed concrete pricing improvements were offset by lower sales in the Belgian structural business, mainly due to project delays as a result of poor weather conditions. Operating profit finished behind 2018, impacted by the non-recurrence of one-off income. Results in Denmark were positively impacted by the continued strong pricing environment and additional production capacity, with operating profit ahead in the first half. While cement volumes in Finland were impacted by the completion of a one-off project in early 2019, price increases in aggregates and cement drove sales improvements in the first half of 2019; overall operating profit was behind due to lower volumes. Cement volumes in Switzerland were behind the first half of 2018 due to challenging market conditions, partly compensated by improved cement pricing; operating profit was slightly behind 2018. Against the backdrop of a steady market, cement pricing in Germany improved; however, overall volumes were behind in the first half which, combined with cost inflation, resulted in operating profit behind 2018. Lime volumes in Fels were behind the first half of 2018, impacted by lower demand in the civil engineering and environmental sectors. In Spain, trends experienced in the prior year continued, with improved pricing in cement and readymixed concrete positively impacting operating profit.

Eastern Europe
In Poland, strong growth in cement volumes more than offset lower readymixed concrete volumes which were impacted by the timing of infrastructure projects. Robust price increases for all products resulted in sales and operating profit increases in the first half of 2019. In Ukraine, cement volumes were in line with 2018 and with price increases offsetting ongoing cost inflation, operating profit was ahead of 2018. In Romania, cement volumes were marginally ahead of the first half of 2018 with second quarter volumes impacted by heavy rainfall. While cement prices progressed, operating profit was behind 2018 due to increased electricity and transportation costs. In Hungary and Slovakia, sales increased in the first half, with strong cement pricing and good readymixed concrete volumes against a backdrop of continued construction growth. With a strong start to the construction season supported by favourable weather, our cement operations in Serbia delivered volumes and price growth and operating profit was ahead of 2018.

Asia
Demand in the Philippines grew modestly in H1 due to resilient growth in both residential and non-residential markets; however, some slowdown in the infrastructure segment was evident due to delays in government budget approval and an election-related construction ban in the second quarter. Cement volumes and prices for the first half of 2019 were ahead of 2018 and operating profit improved.

In addition to our subsidiary businesses in the Philippines, the Group also has a share of profit after tax from its stakes in Yatai Building Materials in China and My Home Industries Limited (MHIL) in India, which are reported within the Group’s share of equity accounted investments’ profit. Competitive pricing pressure persisted in Yatai Building Materials but cement volumes were ahead of 2018 due to increased market demand; as a result, operating profit was higher than the first half of 2018. MHIL benefited from higher cement volumes and prices compared with 2018, with operating profit also ahead.

Building Products

			Analysis of change
€ million	2018	Exchange	Acquisitions	Divestments	IFRS 16	Organic	2019	% change
Sales revenue	4,939	+163	+197	-326	-	+147	5,120	+4%
EBITDA	438	+22	+17	-29	+90	+39	577	+32%
Operating profit	304	+17	+8	-2	+9	+39	375	+23%
EBITDA/sales	8.9%						11.3%
Operating profit/sales	6.2%						7.3%

This newly formed Division experienced good price increases and improved volumes supported by a positive demand backdrop and more favourable early season weather in Europe; as a result, like-for-like sales in the first half of 2019 were 3% ahead of 2018. Selling price increases, strong cost control and commercial and operational initiatives helped deliver margin improvement and organic operating profit was 12% ahead of 2018.

Recent portfolio activity makes this Division a more focused and integrated platform, well positioned for further growth. The Group completed the divestment of its European Shutters & Awnings business for a total consideration of c. €0.3 billion in June 2019 and, in July 2019, reached agreement to divest of its Europe Distribution and Perimeter Protection businesses.

The commentary that follows excludes the impact of IFRS 16, as separately identified in the table above.

Architectural Products
In North America, APG is the leading supplier of concrete masonry and hardscape products and has strong national positions in dry mixes and packaged lawn and garden products. In addition to contractor-based new construction, the DIY and professional repair, maintenance and improvement (RMI) segments are significant end-users. Selling price increases partly offset some volume declines, and like-for-like sales in APG increased 1% compared with first half 2018. With logistics cost pressures subsiding somewhat compared to 2018, changes in product mix towards higher margin hardscape products along with commercial and operational initiatives, APG recorded a good increase in operating profit.

Our architectural products businesses in Europe are leading producers of exterior hardscape products across Germany, the Netherlands, Poland, Belgium and Slovakia. Like-for-like sales for the first half of the year were 6% ahead of 2018, benefiting from good market conditions and positive pricing. This top line growth together with product mix improvements resulted in operating profit ahead of 2018.

BuildingEnvelope®
Our BuildingEnvelope® business is North America’s largest supplier of architectural glass, aluminium glazing systems and custom hardware products to the glass and glazing industry. Like-for-like revenue growth of 3% was driven by increased demand and selling prices in our C.R. Laurence and aluminium glazing operations. This revenue growth together with more stable aluminium input costs and a continued focus on overhead cost management led to operating profit being ahead of 2018.

Infrastructure Products
Our Infrastructure business in North America supplies a broad range of value-added concrete and related utility infrastructure products and accessories with the electrical, telecommunications, water and transportation sectors being major end-markets. Like-for-like sales advanced 6% in the first half of 2019, with price increases in the concrete products business. Volume growth was supported by good demand in the non-residential sector but hampered in some key markets due to poor weather. Good margin expansion was experienced as price increases offset input cost inflation and operating profit was ahead of 2018.

Network Access Products, with operations in the UK, Ireland, the Netherlands and Australia, recorded a strong increase in sales, primarily due to recent acquisition activity. Organic improvement in sales to the French and UK markets was partly offset by reduced demand from a key customer in Australia; however, with a strong focus on cost control, operating profit was ahead of the first half of 2018.

Both sales and operating profit in the Perimeter Protection business were broadly in line with the first half of 2018, with good underlying market demand in the mobile perimeter protection business offsetting decreases in some permanent fencing markets. In July 2019, the Group reached agreement to divest of its Perimeter Protection business and the transaction is expected to close later this year.

Construction Accessories
Our Construction Accessories businesses in Europe and Australia supply a broad range of connecting, fixing and anchoring systems to the construction industry. Like-for-like sales grew by 4%, with a good performance from UK masonry projects. Overall price increases more than offset cost inflation, resulting in operating profit improvement.

Europe Distribution
A strong performance in our German, Dutch and French businesses, aided by milder weather conditions, was partly offset by a challenging residential market in Switzerland and like-for-like sales for the Distribution platform increased 3%. In line with the growth in sales, operating profit was ahead of 2018.

Following a detailed strategic review of the business, the Group announced in July 2019 that it reached agreement to divest of its Europe Distribution business for an enterprise value of €1.64 billion. The transaction is expected to close in the fourth quarter of this year.

Condensed Interim
Financial Statements
and
Summarised Notes
Six months ended 30 June 2019

Condensed Consolidated Income Statement
			Year ended
	Six months ended 30 June		31 December
	2019	2018	2018
	Unaudited	Unaudited	Audited
	€m	€m	€m

Revenue	13,217	11,944	26,790
Cost of sales	(9,067)	(8,236)	(18,152)
Gross profit	4,150	3,708	8,638
Operating costs	(3,399)	(3,116)	(6,461)
Group operating profit	751	592	2,177
Profit/(loss) on disposals	171	46	(24)
Profit before finance costs	922	638	2,153
Finance costs	(183)	(167)	(339)
Finance income	7	23	34
Other financial expense	(59)	(16)	(46)
Share of equity accounted investments’ profit	20	19	60
Profit before tax from continuing operations	707	497	1,862
Income tax expense – estimated at interim	(152)	(119)	(426)
Group profit for the financial period from continuing operations	555	378	1,436
Profit after tax for the financial period from discontinued operations	-	1,083	1,085
Group profit for the financial period	555	1,461	2,521

Profit attributable to:
Equity holders of the Company
From continuing operations	548	378	1,432
From discontinued operations	-	1,083	1,085
Non-controlling interests
From continuing operations	7	-	4
Group profit for the financial period	555	1,461	2,521

Basic earnings per Ordinary Share	67.8c	174.0c	302.4c
Diluted earnings per Ordinary Share	67.4c	173.1c	300.9c

Basic earnings per Ordinary Share from continuing operations	67.8c	45.0c	172.0c
Diluted earnings per Ordinary Share from continuing operations	67.4c	44.8c	171.2c

Condensed Consolidated Statement of Comprehensive Income
			Year ended
	Six months ended 30 June		31 December
	2019	2018	2018
	Unaudited	Unaudited	Audited
	€m	€m	€m
Group profit for the financial period	555	1,461	2,521

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods:
Currency translation effects	142	124	276
Gains/(losses) relating to cash flow hedges	29	8	(40)
Tax relating to cash flow hedges	(4)	(1)	5
	167	131	241
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement of retirement benefit obligations	(131)	58	10
Tax relating to retirement benefit obligations	15	(11)	(1)
	(116)	47	9

Total other comprehensive income for the financial period	51	178	250
Total comprehensive income for the financial period	606	1,639	2,771

Attributable to:
Equity holders of the Company	587	1,654	2,768
Non-controlling interests	19	(15)	3
Total comprehensive income for the financial period	606	1,639	2,771

Condensed Consolidated Balance Sheet

	As at 30	As at 30	As at 31
	June 2019	June 2018	December 2018
	Unaudited €m	Unaudited €m	Audited €m
ASSETS
Non-current assets
Property, plant and equipment*	17,845	15,607	15,761
Intangible assets	8,525	8,615	8,433
Investments accounted for using the equity method	1,181	1,111	1,163
Other financial assets	23	24	23
Other receivables	180	164	181
Derivative financial instruments	78	30	30
Deferred income tax assets	68	84	71
Total non-current assets	27,900	25,635	25,662

Current assets
Inventories	3,228	3,151	3,061
Trade and other receivables	5,258	5,084	4,074
Current income tax recoverable	21	7	15
Derivative financial instruments	9	31	15
Cash and cash equivalents	1,399	1,848	2,346
Total current assets	9,915	10,121	9,511

Total assets	37,815	35,756	35,173

EQUITY
Capital and reserves attributable to the Company’s equity holders
Equity share capital	287	287	287
Preference share capital	1	1	1
Share premium account	6,534	6,534	6,534
Treasury Shares and own shares	(1,200)	(224)	(792)
Other reserves	272	264	296
Foreign currency translation reserve	21	(247)	(109)
Retained income	9,719	8,862	9,812
Capital and reserves attributable to the Company’s equity holders	15,634	15,477	16,029
Non-controlling interests	544	494	525
Total equity	16,178	15,971	16,554

LIABILITIES
Non-current liabilities
Lease liabilities	1,502	-	-
Interest-bearing loans and borrowings	8,806	8,557	8,698
Derivative financial instruments	-	37	18
Deferred income tax liabilities	2,213	2,059	2,209
Other payables	475	435	472
Retirement benefit obligations	573	454	424
Provisions for liabilities	731	748	719
Total non-current liabilities	14,300	12,290	12,540

Current liabilities
Lease liabilities	358	-	-
Trade and other payables	5,073	5,155	4,609
Current income tax liabilities	492	564	443
Interest-bearing loans and borrowings	1,023	1,356	618
Derivative financial instruments	22	14	41
Provisions for liabilities	369	406	368
Total current liabilities	7,337	7,495	6,079
Total liabilities	21,637	19,785	18,619

Total equity and liabilities	37,815	35,756	35,173
Includes leased right-of-use assets with net carrying amount of €1,829 million (see note 13).

Condensed Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	Interests	equity
	€m	€m	€m	€m	€m	€m	€m	€m
For the financial period ended 30 June 2019 (unaudited)

At 1 January 2019	288	6,534	(792)	296	(109)	9,812	525	16,554
Group profit for the period	-	-	-	-	-	548	7	555
Other comprehensive income	-	-	-	-	130	(91)	12	51
Total comprehensive income	-	-	-	-	130	457	19	606
Share-based payment expense	-	-	-	38	-	-	-	38
Shares acquired by CRH plc (Treasury Shares)	-	-	(436)	-	-	(114)	-	(550)
Treasury/own shares reissued	-	-	27	-	-	(27)	-	-
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(61)	-	-	-	-	(61)
Shares distributed under the Performance Share Plan Awards	-	-	62	(62)	-	-	-	-
Tax relating to share-based payment expense	-	-	-	-	-	1	-	1
Share option exercises	-	-	-	-	-	15	-	15
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(425)	(5)	(430)
Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	1	1
Transactions involving non-controlling interests	-	-	-	-	-	-	4	4
At 30 June 2019	288	6,534	(1,200)	272	21	9,719	544	16,178

For the financial period ended 30 June 2018 (unaudited)

At 1 January 2018	287	6,417	(15)	285	(386)	7,903	486	14,977
Group profit for the period	-	-	-	-	-	1,461	-	1,461
Other comprehensive income	-	-	-	-	139	54	(15)	178
Total comprehensive income	-	-	-	-	139	1,515	(15)	1,639
Issue of share capital (net of expenses)	-	62	-	-	-	-	-	62
Share-based payment expense	-	-	-	35	-	-	-	35
Shares acquired by CRH plc (Treasury Shares)	-	-	(214)	-	-	(136)	-	(350)
Treasury/own shares reissued	-	-	8	-	-	(8)	-	-
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)
Shares distributed under the Performance Share Plan Awards	1	55	-	(56)	-	-	-	-
Tax relating to share-based payment expense	-	-	-	-	-	(5)	-	(5)
Share option exercises	-	-	-	-	-	2	-	2
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(409)	(9)	(418)
Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	31	31
Transactions involving non-controlling interests	-	-	-	-	-	-	1	1
At 30 June 2018	288	6,534	(224)	264	(247)	8,862	494	15,971

Condensed Consolidated Statement of Changes in Equity - continued

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	Interests	equity
	€m	€m	€m	€m	€m	€m	€m	€m
For the financial year ended 31 December 2018 (audited)

At 1 January 2018	287	6,417	(15)	285	(386)	7,903	486	14,977
Group profit for the financial year	-	-	-	-	-	2,517	4	2,521
Other comprehensive income	-	-	-	-	277	(26)	(1)	250
Total comprehensive income	-	-	-	-	277	2,491	3	2,771
Issue of share capital (net of expenses)	-	62	-	-	-	-	-	62
Share-based payment expense	-	-	-	67	-	-	-	67
Shares acquired by CRH plc (Treasury Shares)	-	-	(789)	-	-	-	-	(789)
Treasury/own shares reissued	-	-	15	-	-	(15)	-	-
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)
Shares distributed under the Performance Share Plan Awards	1	55	-	(56)	-	-	-	-
Tax relating to share-based payment expense	-	-	-	-	-	(2)	-	(2)
Share option exercises	-	-	-	-	-	7	-	7
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(572)	(12)	(584)
Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	48	48
At 31 December 2018	288	6,534	(792)	296	(109)	9,812	525	16,554

Condensed Consolidated Statement of Cash Flows

			Year ended
	Six months ended 30 June		31 December
	2019	2018	2018
	Unaudited	Unaudited	Audited
	€m	€m	€m
Cash flows from operating activities
Profit before tax from continuing operations	707	497	1,862
Profit before tax from discontinued operations	-	1,415	1,558
Profit before tax	707	1,912	3,420
Finance costs (net)	235	160	351
Share of equity accounted investments’ profit	(20)	(19)	(60)
Profit on disposals	(171)	(1,466)	(1,539)
Group operating profit	751	587	2,172
Depreciation charge	760	488	1,071
Amortisation of intangible assets	29	30	61
Impairment charge	-	20	56
Share-based payment expense	38	35	67
Other (primarily pension payments)	7	10	(67)
Net movement on working capital and provisions	(1,002)	(1,108)	(463)
Cash generated from operations	583	62	2,897
Interest paid (including leases)*	(202)	(158)	(335)
Corporation tax paid	(111)	(215)	(663)
Net cash inflow/(outflow) from operating activities	270	(311)	1,899

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	367	2,386	3,009
Interest received	7	23	34
Dividends received from equity accounted investments	14	22	48
Purchase of property, plant and equipment	(635)	(509)	(1,121)
Acquisition of subsidiaries (net of cash acquired)	(285)	(3,214)	(3,505)
Other investments and advances	(8)	(1)	(2)
Deferred and contingent acquisition consideration paid	(26)	(28)	(55)
Net cash outflow from investing activities	(566)	(1,321)	(1,592)

Cash flows from financing activities
Proceeds from issue of shares (net)	-	11	11
Proceeds from exercise of share options	15	2	7
Transactions involving non-controlling interests	4	1	-
Increase in interest-bearing loans, borrowings and finance leases**	955	2,138	1,434
Net cash flow arising from derivative financial instruments	(11)	19	6
Treasury/own shares purchased	(497)	(217)	(792)
Repayment of interest-bearing loans, borrowings and finance leases**	(524)	(250)	(246)
Repayment of lease liabilities***	(169)	-	-
Dividends paid to equity holders of the Company	(425)	(358)	(521)
Dividends paid to non-controlling interests	(5)	(9)	(12)
Net cash (outflow)/inflow from financing activities	(657)	1,337	(113)
(Decrease)/increase in cash and cash equivalents	(953)	(295)	194

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	2,346	2,135	2,135
Translation adjustment	6	8	17
(Decrease)/increase in cash and cash equivalents	(953)	(295)	194
Cash and cash equivalents at 30 June	1,399	1,848	2,346

* Leases include finance leases previously capitalised under IAS 17 Leases in 2018 and all capitalised leases included as lease liabilities under IFRS 16 Leases in 2019.

** Finance leases as previously capitalised under IAS 17 in 2018.

*** Repayment of lease liabilities capitalised under IFRS 16 in 2019 amounted to €204 million, of which €35 million related to interest paid which is presented in cash flows from operating activities.

Supplementary Information

Selected Explanatory Notes to the Condensed Consolidated Interim Financial Statements

1.
Basis of Preparation and Accounting Policies

Basis of Preparation
The financial information presented in this report has been prepared in accordance with the Group’s accounting policies under International Financial Reporting Standards (IFRS) as approved by the European Union, as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 Interim Financial Reporting.

These Condensed Consolidated Interim Financial Statements do not include all the information and disclosures required in the Annual Consolidated Financial Statements and should be read in conjunction with the Group’s 2018 Annual Report and Form 20-F.

The accounting policies and methods of computation employed in the preparation of the Condensed Consolidated Interim Financial Statements are the same as those employed in the preparation of the Annual Consolidated Financial Statements in respect of the year ended 31 December 2018, except for the adoption of new standards, interpretations and standard amendments effective as of 1 January 2019.

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations

The following new standards, interpretations and standard amendments became effective for the Group as of 1 January 2019:

●
IFRS 16 Leases
●
IFRIC 23 Uncertainty over Income Tax Treatments
●
Amendments to IFRS 9 Financial Instruments
●
Amendments to IAS 19 Employee Benefits
●
Amendments to IAS 28 Investments in Associates and Joint Ventures
●
Annual Improvements to IFRSs: 2015 – 2017 Cycle – Amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes and IAS 23 Borrowing Costs

The new standards, interpretations and standard amendments did not result in a material impact on the Group’s results, with the exception of IFRS 16 which is detailed below.

IFRS 16 Leases

IFRS 16 replaces IAS 17 Leases. CRH adopted IFRS 16 by applying the modified retrospective approach on the transition date of 1 January 2019. The Group applied the recognition exemption for both short-term leases and leases of low value assets. The Group did not avail of the practical expedient not to separate non-lease components from lease components or the practical expedient allowing leases previously classified as operating leases and ending within 12 months of the date of transition, to be accounted for as short-term leases. The right-of-use asset has been calculated as the lease liability at 1 January 2019 adjusted for any prepayments, accruals and onerous lease provisions with no adjustment to opening retained earnings.

1.
Basis of Preparation and Accounting Policies - continued

The adoption of IFRS 16 had a material impact on the Group’s Condensed Consolidated Interim Financial Statements and certain key financial metrics, which is quantified in the table below and further explained in the subsequent text:

Primary statement line item / financial metric / alternative performance measure
Six months ended 30 June 2019 €m
Condensed Consolidated Income Statement	EBITDA	+ 193
	Depreciation	+ 176
	Finance costs	+ 35
	Profit before tax; Group profit for the financial period	- 18
	EPS	- 2.2c

As at 1 January 2019 €m
Condensed Consolidated Balance Sheet	Property, plant and equipment (i)	+1,939
	Lease liabilities; net debt (i)	+ 1,954

Six months ended 30 June 2019 €m
Condensed Consolidated Statement of Cash Flows	Operating cash flow	+ 158

(i)
The impact of the adoption of IFRS 16 on property, plant and equipment and net debt is net of existing finance leases (€23 million at 31 December 2018) which have been recorded as part of the right-of-use assets and lease liabilities at 1 January 2019.

Income Statement
Cost of sales and operating costs (excluding depreciation) have decreased, as the Group previously recognised operating lease expenses in either cost of sales or operating costs (depending on the nature of the relevant operations and of the lease). The Group’s operating lease expense for the six months ended 30 June 2018 was €283 million. Payments for leases which meet the recognition exemption criteria and certain other lease payments which do not meet the criteria for capitalisation (excluding depreciation) have been recorded as an expense within cost of sales and operating costs. Due to business seasonality, certain assets are leased on a short-term basis (i.e. 12 months or less) to deal with peak demand. Accordingly, a portion of costs previously classified as operating lease expenses have not been capitalised on the Group’s Condensed Consolidated Balance Sheet and continue to be expensed in the Group’s Condensed Consolidated Income Statement (see note 13).

Depreciation and finance costs have increased due to the capitalisation of a right-of-use asset under IFRS 16 which is depreciated over the term of the lease with an associated finance cost applied annually to the lease liability.

Balance Sheet
The Group has identified the minimum lease payments outstanding (including payments for renewal options which are reasonably certain to be exercised) and has applied the appropriate discount rate to calculate the present value of the lease liability and right-of-use asset recognised on the Condensed Consolidated Balance Sheet. The discount rates applied were arrived at using a methodology to calculate the incremental borrowing rates across the Group. The weighted average incremental borrowing rate applied to lease liabilities on the Condensed Consolidated Balance Sheet was 3.95% at 1 January 2019.

1.
Basis of Preparation and Accounting Policies - continued
A reconciliation of the operating lease commitment previously reported under IAS 17 to the discounted lease liability as at 1 January 2019 under IFRS 16 is as follows:
As at 1 January 2019 €m

Operating lease commitment under IAS 17	1,911
Lease extensions beyond break date	632
Leases that are cancellable at any time	35
Existing IAS 17 finance leases (i)	23
Other lease payments not included in discounted lease liability under IFRS 16 (ii)	(108)
Undiscounted lease liability under IFRS 16	2,493
Less impact of discounting	(516)
Discounted lease liability under IFRS 16	1,977

(i)
Existing IAS 17 finance leases are presented at discounted amounts as the impact of discounting on these leases is not considered material.

(ii)
Other lease payments not included in discounted lease liability under IFRS 16 include payments related to short-term and low-value leases which were included in the operating lease commitment under IAS 17 but are exempt from capitalisation under IFRS 16.

Leases accounting policy – Note 13

The Group enters into leases for a range of assets, principally relating to property. These property leases have varying terms, renewal rights and escalation clauses, including periodic rent reviews linked with a consumer price index and/or other indices. The Group also leases plant and machinery, vehicles and equipment. The terms and conditions of these leases do not impose significant financial restrictions on the Group.

A contract contains a lease if it is enforceable and conveys the right to control the use of a specified asset for a period of time in exchange for consideration, which is assessed at inception. A right-of-use asset and lease liability are recognised at the commencement date for contracts containing a lease, with the exception of leases with a term of 12 months or less, leases where the underlying asset is of low value and leases with associated payments that vary directly in line with usage or sales. The commencement date is the date at which the asset is made available for use by the Group.

The lease liability is initially measured at the present value of the future minimum lease payments, discounted using the incremental borrowing rate or the interest rate implicit in the lease, if this is readily determinable, over the remaining lease term. Lease payments include fixed payments, variable payments that are dependent on a rate or index known at the commencement date, payments for an optional renewal period and purchase and termination option payments, if the Group is reasonably certain to exercise those options. The lease term is the non-cancellable period of the lease adjusted for any renewal or termination options which are reasonably certain to be exercised. Management applies judgement in determining whether it is reasonably certain that a renewal, termination or purchase option will be exercised.

Incremental borrowing rates are calculated using a portfolio approach, based on the risk profile of the entity holding the lease and the term and currency of the lease.

After initial recognition, the lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future minimum lease payments or when the Group changes its assessment of whether it is reasonably certain to exercise an option within the contract. A corresponding adjustment is made to the carrying amount of the right-of-use asset.

The right-of-use asset is initially measured at cost, which comprises the lease liability adjusted for any payments made at or before the commencement date, initial direct costs incurred, lease incentives received and an estimate of the cost to dismantle or restore the underlying asset or the site on which it is located at the end of the lease term. The right-of-use asset is depreciated over the lease term or, where a purchase option is reasonably certain to be exercised, over the useful economic life of the asset in line with depreciation rates for owned property, plant and equipment. The right-of-use asset is tested periodically for impairment if an impairment indicator is considered to exist.

Non-lease components in a contract such as maintenance and other service charges are separated from minimum lease payments and are expensed as incurred.

1.
Basis of Preparation and Accounting Policies - continued

IFRS and IFRIC interpretations being adopted in subsequent years

IFRS 3 Business Combinations

In October 2018, the IASB issued amendments to IFRS 3, regarding the definition of a business. The amendments clarify that the process required to meet the definition of a business (together with inputs to create outputs) must be substantive and that the inputs and process must together significantly contribute to creating outputs. The definition of outputs has been narrowed to focus on goods and services provided to customers and other income from ordinary activities. In addition, the amendments indicate that an acquisition of primarily a single asset or group of similar assets is unlikely to meet the definition of a business. The amendments will be applied prospectively for acquisitions occurring on or after 1 January 2020. The Group is finalising its review of the impact of this amendment, but does not expect the clarification to have a material impact on the value of acquisitions or additions to property, plant and equipment.

Impairment

As at 30 June 2019, the Group performed a review of indicators of impairment relating to goodwill allocated to cash-generating units for which sensitivity analysis of the recoverable amounts was disclosed in the year-end 2018 Consolidated Financial Statements. The carrying values of items of property, plant and equipment were also reviewed for indicators of impairment. These reviews did not give rise to any impairment charges in the first half of 2019 (H1 2018: €nil million). An impairment charge of €20 million was recognised in H1 2018 in order to write down the assets of the DIY business, divested in July 2018, to their recoverable amounts at 30 June 2018.

As part of our annual process, we will update our impairment reviews prior to the finalisation of the full year Consolidated Financial Statements for 2019. We will assess the impact of any of the Group’s markets that remain challenging (and of our consequential management actions) to determine whether they have an impact on the long-term valuation of our cash-generating units.

Going Concern

The Group has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries. In addition, the local nature of building materials means that the Group’s products are not usually shipped cross-border.

Having assessed the relevant business risks, the Directors believe that the Group is well placed to manage these risks successfully and they have a reasonable expectation that CRH plc, and the Group as a whole, has adequate resources to continue in operational existence for the foreseeable future with no material uncertainties. For this reason, the Directors continue to adopt the going concern basis in preparing the Condensed Consolidated Interim Financial Statements.

Translation of Foreign Currencies

The financial information is presented in euro. Results and cash flows of operations based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. The principal rates used for translation of results, cash flows and balance sheets into euro were:

	Average			Period end
	Six months ended		Year ended	Six months ended		Year ended
	30 June		31 December	30 June		31 December
euro 1 =	2019	2018	2018	2019	2018	2018

Brazilian Real	4.3417	4.1415	4.3085	4.3511	4.4876	4.4440
Canadian Dollar	1.5069	1.5457	1.5294	1.4893	1.5442	1.5605
Chinese Renminbi	7.6678	7.7086	7.8081	7.8185	7.7170	7.8751
Hungarian Forint	320.4198	314.1128	318.8897	323.3900	329.7700	320.9800
Indian Rupee	79.1240	79.4903	80.7332	78.5240	79.8130	79.7298
Philippine Peso	58.9809	62.9356	62.2101	58.3350	62.1740	60.1130
Polish Zloty	4.2920	4.2207	4.2615	4.2496	4.3732	4.3014
Pound Sterling	0.8736	0.8798	0.8847	0.8966	0.8861	0.8945
Romanian Leu	4.7418	4.6543	4.6540	4.7343	4.6631	4.6635
Serbian Dinar	118.0807	118.3134	118.2302	117.9355	118.8546	118.3157
Swiss Franc	1.1295	1.1697	1.1550	1.1105	1.1569	1.1269
Ukrainian Hryvnia	30.3931	32.3560	32.0987	29.7730	30.6845	31.6900
US Dollar	1.1298	1.2104	1.1810	1.1380	1.1658	1.1450

2.
Key Components of Performance for the First Half of 2019
Continuing operations

€ million	Sales revenue	EBITDA	Operating profit	Profit on disposals	Finance costs (net)	Assoc. and JV PAT (i)	Pre-tax profit

First half 2018	11,944	1,130	592	46	(160)	19	497
Exchange effects	394	50	31	4	(6)	-	29
2018 at 2019 rates	12,338	1,180	623	50	(166)	19	526
Incremental impact in 2019 of:
2018/2019 acquisitions	819	144	64	-	(29)	-	35
2018/2019 divestments	(368)	(33)	(3)	115	1	-	113
IFRS 16 impact	-	193	17	-	(35)	-	(18)
Organic	428	56	50	6	(6)	1	51
First half 2019	13,217	1,540	751	171	(235)	20	707

% Total change	11%	36%	27%				42%
% Organic change	3%	5%	8%				10%

(i)
CRH’s share of after-tax profits of joint ventures and associated undertakings.

3.
Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in the Group’s operating locations, with activity in some markets reduced significantly in winter due to inclement weather. As shown in the table above, the Group’s operations exhibit a high degree of seasonality and can be significantly impacted by the timing of acquisitions and divestments; for example first half EBITDA from continuing operations in the 2018 financial year accounted for 34% of the EBITDA reported for the full year 2018.

4.
Revenue

Effective 1 January 2019 the Group implemented a simplified new structure reducing its operating segments from six to three: Europe Materials (formerly Europe Heavyside and Asia), Americas Materials and a new Building Products segment. The Building Products segment brings together our former Europe Lightside, Europe Distribution and Americas Products segments. Comparative revenue and segment (note 5) amounts for 2018 have been restated where necessary to reflect the new format for segmentation.

As a result of the more simplified operating structure, certain categories by which revenue had previously been disaggregated were amended to better reflect the basis on which management now reviews its businesses. Accordingly, the revenue formally disaggregated across construction accessories, perimeter protection, shutters & awnings, network access products, architectural and precast products has now been reorganised and presented in two new categories: Architectural products and Infrastructure products. Comparative amounts for 2018 have been restated where necessary to reflect the new format for disaggregation of revenue.

Disaggregated revenue
In the following tables, revenue is disaggregated by primary geographic market and by principal activities and products. Due to the diversified nature of the Group, the basis on which management reviews its businesses varies across the Group. Geography is the primary basis for the Europe Materials and Americas Materials businesses; while activities and products are used for the Building Products businesses.

	Six months ended 30 June 2019 - Unaudited				Six months ended 30 June 2018 - Unaudited
	Europe Materials	Americas Materials	Building Products	Total	Europe Materials	Americas Materials	Building Products	Total
	€m	€m	€m	€m	€m	€m	€m	€m
Primary geographic market
Continuing operations
Republic of Ireland (Country of domicile)	283	-	-	283	202	-	-	202
Benelux (mainly the Netherlands)	285	-	814	1,099	290	-	1,050	1,340
United Kingdom	1,511	-	122	1,633	1,479	-	112	1,591
Rest of Europe (i)	1,760	-	1,617	3,377	1,650	-	1,500	3,150
United States	-	3,585	2,357	5,942	-	2,775	2,029	4,804
Rest of World (ii)	246	427	210	883	206	403	248	857
Total Group from continuing operations	4,085	4,012	5,120	13,217	3,827	3,178	4,939	11,944

Discontinued operations
United States – Americas Distribution				-				6
Total Group				13,217				11,950

Footnotes (i) and (ii) appear on page 20.

4.
Revenue - continued

	Six months ended 30 June 2019 - Unaudited				Six months ended 30 June 2018 - Unaudited
	Europe Materials (iii)	Americas Materials (iii)	Building Products	Total	Europe Materials (iii)	Americas Materials (iii)	Building Products	Total
	€m	€m	€m	€m	€m	€m	€m	€m
Principal activities and products
Continuing operations
Cement, lime and cement products	1,279	538	-	1,817	1,184	198	-	1,382
Aggregates, asphalt and readymixed products	1,493	2,081	-	3,574	1,386	1,686	-	3,072
Construction contract activities*	757	1,393	92	2,242	727	1,294	105	2,126
Architectural products	467	-	1,507	1,974	436	-	1,394	1,830
Infrastructure products	89	-	890	979	94	-	800	894
Architectural glass and glazing systems and wholesale hardware distribution	-	-	785	785	-	-	669	669
General Builders Merchants, DIY and Sanitary, Heating & Plumbing	-	-	1,846	1,846	-	-	1,971	1,971
Total Group from continuing operations	4,085	4,012	5,120	13,217	3,827	3,178	4,939	11,944

Discontinued operations
Exterior and interior products - Americas Distribution				-				6
Total Group				13,217				11,950

* Revenue principally recognised over time. Construction contracts are generally completed within the same financial reporting year.

Footnotes to revenue disaggregation on pages 19 & 20

(i)
The Rest of Europe principally includes Austria, Czech Republic, Denmark, Finland, France, Germany, Hungary, Poland, Romania, Serbia, Slovakia, Spain, Sweden, Switzerland and Ukraine.

(ii)
The Rest of World principally includes Australia, Brazil, Canada and the Philippines.

(iii)
Europe Materials and Americas Materials both operate vertically integrated businesses, which are founded in resource-backed cement and aggregates assets and which support the manufacture and supply of aggregates, asphalt, cement, readymixed and precast concrete and landscaping products. Accordingly, for the purpose of disaggregation of revenue we have included certain products together, as this is how management review and evaluate this business line.

5.
Segment Information

	Six months ended 30 June				Year ended 31
	Unaudited		Unaudited		December - Audited
	2019		2018		2018
	€m	%	€m	%	€m	%
Revenue
Continuing operations
Europe Materials	4,085	30.9	3,827	32.0	8,042	30.0
Americas Materials	4,012	30.4	3,178	26.6	8,951	33.4
Building Products	5,120	38.7	4,939	41.3	9,797	36.5
Total Group from continuing operations	13,217	100.0	11,944	99.9	26,790	99.9
Discontinued operations - Americas Distribution	-	-	6	0.1	7	0.1
Total Group	13,217	100.0	11,950	100.0	26,797	100.0

Group EBITDA
Continuing operations
Europe Materials	461	29.9	395	35.1	936	27.8
Americas Materials	502	32.6	297	26.4	1,493	44.4
Building Products	577	37.5	438	38.9	936	27.9
Total Group from continuing operations	1,540	100.0	1,130	100.4	3,365	100.1
Discontinued operations - Americas Distribution	-	-	(5)	(0.4)	(5)	(0.1)
Total Group	1,540	100.0	1,125	100.0	3,360	100.0

Depreciation, amortisation and impairment
Continuing operations
Europe Materials	252	31.9	201	37.4	449	37.8
Americas Materials	335	42.5	203	37.7	484	40.7
Building Products	202	25.6	134	24.9	255	21.5
Total Group from continuing operations	789	100.0	538	100.0	1,188	100.0
Discontinued operations - Americas Distribution	-	-	-	-	-	-
Total Group	789	100.0	538	100.0	1,188	100.0

Group operating profit
Continuing operations
Europe Materials	209	27.8	194	33.0	487	22.4
Americas Materials	167	22.3	94	16.0	1,009	46.5
Building Products	375	49.9	304	51.8	681	31.3
Total Group from continuing operations	751	100.0	592	100.8	2,177	100.2
Discontinued operations - Americas Distribution	-	-	(5)	(0.8)	(5)	(0.2)
Total Group	751	100.0	587	100.0	2,172	100.0

Profit/(loss) on disposals – continuing operations
Europe Materials	16		14		7
Americas Materials	8		30		44
Building Products	147		2		(75)
Total Group	171		46		(24)

5.
Segment Information - continued

					Year ended
	Six months ended 30 June				31 December
	Unaudited				Audited
	2019		2018		2018
	€m		€m		€m
Reconciliation of Group operating profit to profit before tax:
Group operating profit from continuing operations (analysed on page 21)	751		592		2,177
Profit/(loss) on disposals	171		46		(24)
Profit before finance costs	922		638		2,153
Finance costs less income	(176)		(144)		(305)
Other financial expense	(59)		(16)		(46)
Share of equity accounted investments’ profit	20		19		60
Profit before tax from continuing operations	707		497		1,862

					Year ended
	Six months ended 30 June				31 December
	Unaudited		Unaudited		Audited
	2019		2018		2018
	€m	%	€m	%	€m	%
Total assets
Europe Materials	11,400	32.5	10,675	32.7	10,509	33.3
Americas Materials	15,031	42.9	14,003	42.9	13,798	43.8
Building Products	8,605	24.6	7,943	24.4	7,203	22.9
Total Group	35,036	100.0	32,621	100.0	31,510	100.0

Reconciliation to total assets as reported in the Condensed Consolidated Balance Sheet:
Investments accounted for using the equity method	1,181		1,111		1,163
Other financial assets	23		24		23
Derivative financial instruments (current and non-current)	87		61		45
Income tax assets (current and deferred)	89		91		86
Cash and cash equivalents	1,399		1,848		2,346
Total assets	37,815		35,756		35,173

6.
Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:
			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2019	2018	2018
	€m	€m	€m
Numerator computations
Group profit for the financial period	555	1,461	2,521
Profit attributable to non-controlling interests	(7)	-	(4)
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share	548	1,461	2,517
Profit after tax for the financial period from discontinued operations	-	1,083	1,085
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share from continuing operations	548	378	1,432

	Number of	Number of	Number of
	Shares	Shares	Shares
Denominator computations
Weighted average number of Ordinary Shares (millions) outstanding for the financial period	808.7	839.6	832.4
Effect of dilutive potential Ordinary Shares (employee share options) (millions)	4.4	4.3	4.2
Denominator for diluted earnings per Ordinary Share	813.1	843.9	836.6

Earnings per Ordinary Share
- basic	67.8c	174.0c	302.4c
- diluted	67.4c	173.1c	300.9c

Earnings per Ordinary Share from continuing operations
- basic	67.8c	45.0c	172.0c
- diluted	67.4c	44.8c	171.2c

7.
Dividends
Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2019	2018	2018
Net dividend paid per share	52.4c	48.8c	68.4c
Net dividend declared for the period	20.0c	19.6c	72.0c
Dividend cover (Earnings per share/Dividend declared per share) – continuing and discontinued operations	3.4x	8.9x	4.2c
Dividend cover – continuing operations	3.4x	2.3x	2.4c

The Board has decided to increase the interim dividend to 20.0c per share, an increase of 2% compared with last year’s level of 19.6c per share. It is proposed to pay the interim dividend on 25 September 2019 to shareholders registered at the close of business on 6 September 2019.

In connection with the share buyback programme, CRH announced the suspension of the scrip dividend alternative on 2 May 2018. Therefore, the interim dividend will be paid wholly in cash.

Dividends are generally paid in euro. However, to avoid costs to shareholders, dividends are paid in Pounds Sterling and US Dollars to shareholders whose addresses, according to CRH’s Share Register, are in the UK and the US respectively. However, where shares are held in the CREST system, dividends are automatically paid in euro unless a currency election is made. In respect of the interim dividend, the latest date for receipt of currency elections is 6 September 2019.

8.
Assets Held for Sale and Discontinued Operations

A. Held for sale assessment
In July 2019, the Group reached agreement with private equity funds managed by Blackstone to divest of its Europe Distribution business, which is part of the Building Products segment, for an enterprise value of c. €1.6 billion. In 2018, the business generated EBITDA of €155 million on sales of €3.7 billion and profit before tax for the year amounted to €124 million.

The transaction is subject to regulatory approval. At 30 June 2019, there were a number of other substantive steps, outside of the control of the Group, requiring completion before the transaction met the “held for sale” criteria under IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations. As a result, the Europe Distribution business was not classified as held for sale at 30 June 2019.

Assets and liabilities that met the IFRS 5 criteria at 30 June 2019 have not been separately disclosed as held for sale as they were not considered material in the context of the Group. The businesses divested in 2019 are not considered to be either separate major lines of business or geographical areas of operation and therefore do not constitute discontinued operations as defined in IFRS 5.

B. Profit on disposal of discontinued operations
On 2 January 2018, the Group completed the divestment of its 100% holding in Allied Building Products, the trading name of our former Americas Distribution segment. The assets and liabilities associated with this transaction met the "held for sale" criteria set out in IFRS 5 and were reclassified accordingly as assets or liabilities held for sale as at 31 December 2017. As the business was divested in 2018, all opening balances were reclassified back to the relevant asset and liability categories prior to their divestment for presentation purposes.

The table below sets out the proceeds and related profit recognised on the divestment which is included in profit after tax for the financial period from discontinued operations.

Six months ended 30 June
Unaudited
2018
€m
Net assets disposed	843
Reclassification of currency translation effects on disposal	(27)
Total	816
Proceeds from disposal (net of disposal costs)	2,236
Profit on disposal of discontinued operations	1,420

Net cash inflow arising on disposal
Proceeds from disposal of discontinued operations	2,236
Less: cash and cash equivalents disposed	(18)
Total	2,218

8.
Assets Held for Sale and Discontinued Operations - continued

C. Results of discontinued operations
The results of the discontinued operations included in the Group profit for the financial period are set out as follows:

Six months ended 30 June
Unaudited
2018
€m
Revenue	6

EBITDA	(5)
Depreciation	-
Amortisation	-
Operating loss	(5)
Profit on disposals	1,420
Profit before tax	1,415
Attributable income tax expense	(332)
Profit after tax	1,083

Cash flows from discontinued operations
Net cash outflow from operating activities	(71)
Net cash inflow from investing activities (i)	2,218
Net cash outflow from financing activities	(5)
Net cash inflow	2,142

Basic earnings per Ordinary Share from discontinued operations for the six months to 30 June 2018: 129.0c. Diluted earnings per Ordinary Share from discontinued operations for the six months to 30 June 2018: 128.3c. There were no equivalent earnings per Ordinary Share from discontinued operations for the six months to 30 June 2019.

(i)
Includes the proceeds from the sale of Allied Building Products.

9.
Share of Equity Accounted Investments’ Profit

The Group’s share of joint ventures’ and associates’ profit after tax is equity accounted and is presented as a single line item in the Condensed Consolidated Income Statement; it is analysed as follows between the principal Condensed Consolidated Income Statement captions:
			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2019	2018	2018
	€m	€m	€m
Group share of:
Revenue	714	696	1,575
EBITDA	65	58	138
Operating profit	33	26	74
Profit after tax	20	19	60

Analysis of Group share of profit after tax:
Share of joint ventures’ profit after tax	16	13	33
Share of associates’ profit after tax	4	6	27
Share of equity accounted investments’ profit after tax	20	19	60

10.
Net Finance Costs
Continuing operations
			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2019	2018	2018
	€m	€m	€m
Finance costs	183	167	339
Finance income	(7)	(23)	(34)
Other financial expense	59	16	46
Total net finance costs	235	160	351

The overall total is analysed as follows:
Net finance costs on interest-bearing loans and borrowings and cash and cash equivalents	174	143	308
Net cost/(credit) re change in fair value of derivatives and fixed rate debt	2	1	(3)
Net debt-related interest costs	176	144	305
Unwinding of discount element of lease liabilities	35	-	-
Net pension-related finance cost	7	4	10
Charge to unwind discount on provisions/deferred and contingent acquisition consideration	17	12	36
Total net finance costs	235	160	351

11.
Net Debt

	As at 30 June		As at 30 June		As at 31 December
	Unaudited		Unaudited		Audited
	Fair value	Book value	Fair value	Book value	Fair value	Book value
	2019		2018		2018
Net debt	€m	€m	€m	€m	€m	€m
Non-current assets
Derivative financial instruments	78	78	30	30	30	30
Current assets
Derivative financial instruments	9	9	31	31	15	15
Cash and cash equivalents	1,399	1,399	1,848	1,848	2,346	2,346
Non-current liabilities
Interest-bearing loans and borrowings*	(9,117)	(8,806)	(8,688)	(8,557)	(8,605)	(8,698)
Derivative financial instruments	-	-	(37)	(37)	(18)	(18)
Lease liabilities under IFRS 16**	(1,502)	(1,502)	-	-	-	-
Current liabilities
Interest-bearing loans and borrowings*	(1,023)	(1,023)	(1,356)	(1,356)	(618)	(618)
Derivative financial instruments	(22)	(22)	(14)	(14)	(41)	(41)
Lease liabilities under IFRS 16**	(358)	(358)	-	-	-	-
Group net debt	(10,536)	(10,225)	(8,186)	(8,055)	(6,891)	(6,984)

* Interest-bearing loans and borrowings include €12 million as at 30 June 2018 (31 December 2018: €23 million) relating to finance leases previously capitalised under IAS 17.

** All leases capitalised under IFRS 16 have been included as lease liabilities in 2019.

11.
 Net Debt - continued

	As at 30 June	As at 30 June	As at 31 December
	Unaudited	Unaudited	Audited
	2019*	2018	2018
Gross debt, net of derivatives, matures as follows:	€m	€m	€m
Within one year	1,394	1,339	644
Between one and two years	1,376	(5)	748
Between two and three years	826	1,089	947
Between three and four years	1,303	599	370
Between four and five years	744	1,112	752
After five years	5,981	5,769	5,869
Total	11,624	9,903	9,330

The Group has a €1.5 billion Euro Commercial Paper Programme and a US$2.0 billion US Dollar Commercial Paper Programme which allows it to fund short-term liquidity needs at attractive terms. Commercial Paper notes in the amount of €917 million were outstanding as at 30 June 2019 (30 June 2018: €777 million).

* All leases capitalised under IFRS 16 are included in gross debt in 2019.

	As at 30 June	As at 30 June	As at 31 December
	Unaudited	Unaudited	Audited
	2019	2018	2018
Reconciliation of opening to closing net debt:	€m	€m	€m
At 1 January	(6,984)	(5,796)	(5,796)
Effect of adopting IFRS 16	(1,954)	-	-
Debt, including lease liabilities, in acquired companies	(28)	(56)	(74)
Debt, including lease liabilities, in disposed companies	38	-	-
Increase in interest-bearing loans, borrowings and finance leases**	(955)	(2,138)	(1,434)
Increase in lease liabilities under IFRS 16*	(54)	-	-
Net cash flow arising from derivative financial instruments	11	(19)	(6)
Repayment of interest-bearing loans, borrowings and finance leases**	524	250	246
Repayment of lease liabilities under IFRS 16*	169	-	-
(Decrease)/increase in cash and cash equivalents	(953)	(295)	194
Mark-to-market adjustment	27	5	2
Translation adjustment	(66)	(6)	(116)
At 30 June	(10,225)	(8,055)	(6,984)

* All leases capitalised under IFRS 16 have been included as lease liabilities in 2019.

** Interest-bearing loans and borrowings include €12 million as at 30 June 2018 (31 December 2018: €23 million) relating to finance leases previously capitalised under IAS 17.

Market capitalisation
Market capitalisation, calculated as the period-end share price multiplied by the number of Ordinary Shares in issue, is as follows:

	As at 30 June	As at 30 June	As at 31 December
	Unaudited	Unaudited	Audited
	2019	2018	2018
	€m	€m	€m
Market capitalisation at period-end	22,977	25,392	18,846

11.
 Net Debt - continued

Liquidity information - borrowing facilities
The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities figures shown in the table below represent the facilities available to be drawn by the Group at 30 June 2019.
	As at 30 June	As at 30 June	As at 31 December
	Unaudited	Unaudited	Audited
	2019	2018	2018
	€m	€m	€m
Between two and three years	13	-	15
Between three and four years	54	50	50
Between four and five years	3,500	3,500	3,500
After five years	-	39	18
Total	3,567	3,589	3,583

Guarantees
The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €9.4 billion in respect of loans and borrowings, bank advances, derivative obligations and future lease obligations (2018: €9.6 billion) and €0.4 billion in respect of letters of credit (2018: €0.3 billion).

Net debt metrics
The net debt metrics based on net debt as shown in note 11, EBITDA as defined on page 37 and net debt-related interest as shown in note 10 are as follows:
				Year ended
		Six months ended 30 June		31 December
		Unaudited	Unaudited	Audited
		2019	2018	2018
EBITDA net interest cover (times) – continuing operations	- six months to 30 June	8.8	7.8	-
	- rolling 12 months	11.2	11.2	11.0
EBIT net interest cover (times) – continuing operations	- six months to 30 June	4.3	4.1	-
	- rolling 12 months	6.9	7.3	7.1

Net debt as a percentage of market capitalisation		45%	32%	37%
Net debt as a percentage of total equity		63%	50%	42%

12.
 Fair Value of Financial Instruments

The table below sets out the valuation basis of financial instruments held at fair value by the Group:
	Level 2 (i)			Level 3 (i)
	As at 30 June		As at 31 December	As at 30 June		As at 31 December
	Unaudited		Audited	Unaudited		Audited
	2019	2018	2018	2019	2018	2018
	€m	€m	€m	€m	€m	€m
Assets measured at fair value
Fair value hedges - interest rate swaps	77	25	27	-	-	-
Cash flow hedges - cross-currency and commodity forwards	8	19	6	-	-	-
Net investment hedges - cross-currency swaps	2	15	10	-	-	-
Not designated as hedges (held for trading) - interest rate swaps and cross-currency swaps	-	2	2	-	-	-
Total	87	61	45	-	-	-
Liabilities measured at fair value
Fair value hedges - interest rate swaps	-	(37)	(16)	-	-	-
Cash flow hedges - cross-currency and commodity forwards	(8)	-	(34)	-	-	-
Net investment hedges - cross-currency swaps	(11)	(14)	(2)	-	-	-
Not designated as hedges (held for trading) - cross-currency swaps	(3)	-	(7)	-	-	-
Contingent consideration	-	-	-	(232)	(228)	(220)
Total	(22)	(51)	(59)	(232)	(228)	(220)

The carrying amount of trade and other payables approximate their fair value largely due to the short-term maturities and nature of these instruments. There were no transfers between Levels 2 and 3 during the periods.

There were no significant changes in contingent consideration recognised in profit or loss or other comprehensive income in the current period. Further details in relation to the inputs into valuation models for contingent consideration are available in the Group’s 2018 Annual Report and Form 20-F.

(i)
For financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety.

13.
 Leases

A.
IFRS 16 Leases disclosures
	Land and Buildings	Plant and Machinery	Other	Total
Leased right-of-use assets	€m	€m	€m	€m
At 30 June 2019 (unaudited)
Cost	1,491	446	70	2,007
Accumulated depreciation	(95)	(70)	(13)	(178)
Net carrying amount	1,396	376	57	1,829

At 1 January 2019, net carrying amount	-	-	-	-
Effect of adopting IFRS 16	1,478	424	60	1,962
Translation adjustment	8	4	-	12
Transfer to owned assets	-	(9)	-	(9)
Additions at cost	11	29	13	53
Arising on acquisition	24	-	-	24
Disposals at net carrying amount	(44)	(6)	(2)	(52)
Adjustment as a result of remeasurement of lease liability	11	3	1	15
Depreciation charge for period	(92)	(69)	(15)	(176)
At 30 June 2019, net carrying amount (unaudited)	1,396	376	57	1,829

Lease liabilities
At 1 January 2019	-	-	-	-
Effect of adopting IFRS 16	1,493	425	59	1,977
Translation adjustment	8	4	-	12
Addition of right-of-use assets	11	29	13	53
Arising on acquisition	24	-	-	24
Disposals	(44)	(6)	(2)	(52)
Remeasurements	11	3	1	15
Payments	(106)	(82)	(16)	(204)
Discount unwinding	28	6	1	35
At 30 June 2019 (unaudited)	1,425	379	56	1,860

The table below shows a maturity analysis of the undiscounted lease liability arising from the Group's leasing activities. The projections are based on the foreign exchange rates applying at the end of the relevant financial period.

As at 30 June
Unaudited
2019
Undiscounted lease liabilities	€m
Within one year	360
Between one and two years	297
Between two and three years	247
Between three and four years	201
Between four and five years	167
After five years	1,086
Total	2,358

13.
Leases - continued

The Group avails of the exemption from capitalising lease costs for short-term leases and low-value assets where the relevant criteria are met. Variable lease payments directly linked to sales or usage are also expensed as incurred. The following lease costs have been charged to the Condensed Consolidated Income Statement as incurred:

Six months ended 30 June
Unaudited
2019
€m
Short-term leases	74
Lease of low-value assets	4
Variable lease payments not included in the lease liability	10
Total	88

Total cash outflow for lease payments	292

Lease commitments for short-term leases are similar to the portfolio of short-term leases for which the costs were expensed to the Condensed Consolidated Income Statement. The effect of excluding future cash outflows arising from variable lease payments, termination options, residual value guarantees and leases not yet commenced from lease liabilities was not material for the Group.

Income from subleasing and gains/losses on sale and leaseback transactions were not material for the Group.

B.
IAS 17 Leases disclosures
Operating lease rentals charged to the Condensed Consolidated Income Statement for 2018 under IAS 17 were as follows:
		Year ended
	Six months ended 30 June	31 December
	Unaudited	Audited
	2018	2018
Operating lease rentals	€m	€m
Hire of plant and machinery	133	324
Land and buildings	124	243
Other operating leases	26	61
Total	283	628

Lease commitments were provided for up to the earliest break clause in the lease.

	As at 30 June	As at 31 December
	Unaudited	Audited
	2018	2018
	€m	€m
Within one year	371	353
After one year but not more than five years	891	769
More than five years	766	789
Total	2,028	1,911

14.
Future Purchase Commitments for Property, Plant and Equipment

			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2019	2018	2018
	€m	€m	€m

Contracted for but not provided in these Condensed Consolidated Interim Financial Statements	499	475	449

15.
Business Combinations

The acquisitions completed during the period ended 30 June 2019 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Europe Materials:

Poland: land adjacent to Sitkówka Quarry (13 March).

Americas Materials:

Canada: Beecroft Property (14 March) and Mirabel Property (7 May);

Colorado: Otter Creek Property (28 March);

Connecticut: Wallingford Property (30 January);

Florida: Golden Gate Property (7 March) and Fortress Block, LLC (28 June);

Iowa: Kenyon Property (11 January);

Michigan: Ottawa Lake Property (31 January) and Delton Property (26 April);

New York: Solvay Rail Terminal (28 June);

Ohio: KMC Paving (8 March);

Oregon: Windsor Rock Products (1 March), The Dalles Concrete (29 March), Hood River Sand, Gravel and Ready-Mix (29 March) and Pioneer Asphalt (31 May); and

Texas: JLB Contracting (25 January).

Building Products:

Florida: Suntree Technologies, Inc. (5 March);

Germany: BVG Ranck (30 April);

Netherlands: Filoform B.V. (1 May);

Ohio: Buckeye Resources, Inc. (9 May);

Poland: Libet S.A. Lublin Paving Plant (1 March);

Virginia: certain assets of Allied Concrete Company, LLC (28 March); and

Washington: Quality Concrete Products, Inc. (15 February) and Granite Precasting & Concrete, Inc. (6 June).

The acquisition balance sheet presented on the following page reflects the identifiable net assets acquired in respect of acquisitions completed during 2019, together with adjustments to provisional fair values (to the extent identified as of 30 June 2019) in respect of acquisitions completed during 2018. The measurement period for a number of the acquisitions completed in 2018, including Ash Grove Cement Company, closed in 2019 with no material adjustments identified.

15.
 Business Combinations - continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	Six months ended 30 June Unaudited		Year ended 31 December
			Audited
	2019	2018	2018
ASSETS	€m	€m	€m
Non-current assets
Property, plant and equipment	151	2,450	2,614
Intangible assets	34	35	58
Equity accounted investments	-	1	1
Total non-current assets	185	2,486	2,673

Current assets
Inventories	24	221	255
Trade and other receivables (i)	28	264	318
Cash and cash equivalents	2	67	69
Total current assets	54	552	642

LIABILITIES
Trade and other payables	(30)	(230)	(224)
Provisions for liabilities	-	(92)	(84)
Retirement benefit obligations	(1)	(122)	(115)
Lease liabilities	(24)	-	-
Interest-bearing loans and borrowings and finance leases*	(4)	(56)	(74)
Current income tax liabilities	-	(20)	(15)
Deferred income tax liabilities	(5)	(378)	(411)
Total liabilities	(64)	(898)	(923)

Total identifiable net assets at fair value	175	2,140	2,392
Goodwill arising on acquisition (ii)	124	1,446	1,504
Joint venture becoming a subsidiary	-	(120)	(120)
Non-controlling interests**	(1)	(31)	(48)
Total consideration	298	3,435	3,728

Consideration satisfied by:
Cash payments	287	3,281	3,574
Asset exchange	-	-	12
Deferred consideration (stated at net present cost)	7	5	10
Contingent consideration	4	110	93
Profit on step acquisition	-	39	39
Total consideration	298	3,435	3,728

Net cash outflow arising on acquisition
Cash consideration	287	3,281	3,574
Less: cash and cash equivalents acquired	(2)	(67)	(69)
Total outflow in the Condensed Consolidated Statement of Cash Flows	285	3,214	3,505

* Includes €5 million as at 30 June 2018 (31 December 2018: €6 million) relating to finance leases previously capitalised under IAS 17. All leases capitalised under IFRS 16 have been included as lease liabilities in 2019.

** Non-controlling interests are measured at the proportionate share of net assets.

Footnotes (i) and (ii) appear on page 34.

15.
 Business Combinations - continued

CRH performs a detailed quantitative and qualitative assessment of each acquisition in order to determine whether it is material for the purposes of separate disclosure under IFRS 3. None of the acquisitions completed during the financial period were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of the fair values to identifiable assets acquired and liabilities assumed as disclosed are provisional (principally in respect of property, plant and equipment) in respect of certain acquisitions due to timing of close. The fair value assigned to identifiable assets and liabilities acquired is based on estimates and assumptions made by management at the time of acquisition. CRH may revise its purchase price allocation during the subsequent reporting window as permitted under IFRS 3.

Footnotes to the acquisition balance sheet on page 33

(i)
The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €28 million (2018: €268 million). The fair value of these receivables is €28 million (all of which is expected to be recoverable) (2018: €264 million).

(ii)
The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Europe Materials and Americas Materials business segments, no significant separately identifiable intangible assets are recognised on business combinations in these segments. €96 million of the goodwill recognised in respect of acquisitions completed in 2019 is expected to be deductible for tax purposes (2018: €149 million).

Acquisition-related costs

Acquisition-related costs, which exclude post-acquisition integration costs, amounting to €1 million (2018: €12 million) have been included in operating costs in the Condensed Consolidated Income Statement.

The following table analyses the 25 acquisitions completed in 2019 (2018: 22 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Six months ended 30 June - unaudited
	Number of acquisitions		Goodwill		Consideration
	2019	2018	2019	2018	2019	2018
Reportable segments			€m	€m	€m	€m
Europe Materials	1	2	-	37	5	60
Americas Materials	16	16	31	1,363	136	3,270
Building Products	8	4	73	25	157	104
Total Group	25	22	104	1,425	298	3,434

Adjustments to provisional fair values of prior period acquisitions			20	21	-	1

Total			124	1,446	298	3,435

Post-acquisition impact
The post-acquisition impact of acquisitions completed during the period on the Group's profit for the financial period was as follows:
	Six months ended 30 June
	Unaudited
	2019	2018
	€m	€m
Revenue	52	221
Profit before tax for the financial period	2	14

The revenue and profit of the Group for the financial period determined in accordance with IFRS as though the acquisitions effected during the period had been at the beginning of the period would have been as follows:
	Pro-forma 2019
		CRH Group	Pro-forma
	2019	excluding 2019	consolidated
	acquisitions	acquisitions	Group
	€m	€m	€m
Revenue	111	13,165	13,276
Profit before tax for the financial period	6	705	711

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published periodically.

16.
Related Party Transactions

There have been no related party transactions or changes in the nature and scale of the related party transactions described in the 2018 Annual Report and Form 20-F that could have had a material impact on the financial position or performance of the Group in the first six months of 2019.

17.
Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including jubilee schemes, long-term service commitments and post-retirement healthcare obligations, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial period, taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated actuarial valuations conducted during the period.

Financial assumptions – scheme liabilities
The discount rates used by the Group’s actuaries in the computation of the pension scheme liabilities and post-retirement healthcare obligations are as follows:

			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2019	2018	2018
	%	%	%
Eurozone	1.46	2.11	2.12
Switzerland	0.40	0.85	0.85
United States and Canada	3.30	4.02	4.10

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Six months ended 30 June - unaudited
	Assets		Liabilities		Net liability
	2019	2018	2019	2018	2019	2018
	€m	€m	€m	€m	€m	€m
At 1 January	2,913	2,622	(3,337)	(2,999)	(424)	(377)
Administration expenses	(2)	(1)	-	-	(2)	(1)
Current service cost	-	-	(31)	(31)	(31)	(31)
Interest income on scheme assets	34	26	-	-	34	26
Interest cost on scheme liabilities	-	-	(41)	(30)	(41)	(30)
Arising on acquisition	-	334	(1)	(456)	(1)	(122)
Remeasurement adjustments:
-return on scheme assets excluding interest income	218	(15)	-	-	218	(15)
-actuarial (loss)/gain from changes in financial assumptions	-	-	(349)	73	(349)	73
Employer contributions paid	26	22	-	-	26	22
Contributions paid by plan participants	7	7	(7)	(7)	-	-
Benefit and settlement payments	(65)	(50)	65	50	-	-
Translation adjustment	27	9	(30)	(8)	(3)	1
At 30 June	3,158	2,954	3,731	(3,408)	(573)	(454)
Related deferred income tax asset					112	65
Net pension liability					(461)	(389)

18.
Taxation

The taxation expense for the interim period is an estimate based on the expected full year effective tax rate on full year profits.

19.
Share Buyback Programme

In April 2018, CRH announced its intention to introduce a share repurchase programme to repurchase Ordinary Shares (including Income Shares) of up to €1 billion (the “Programme”). On 29 April 2019, the Programme was extended to include the further repurchase of Ordinary Shares of up to €350 million in the period up to 16 August 2019, bringing the total cash returned to shareholders under the Programme to €1.35 billion since its commencement. In the period from 1 January 2019 to 30 June 2019, CRH plc purchased a total of 15,847,079 Ordinary Shares at a total cost of €436 million. A financial liability of €114 million has been recognised at 30 June 2019 (2018: €136 million) in respect of the 3,937,250 Ordinary Shares purchased under the Programme in the period from 1 July 2019 to 7 August 2019, the date on which the latest phase of the Programme formally concluded. In light of our strong balance sheet and cash generation, the Board plans to continue the Programme with a further tranche of up to €350 million to be completed by the year end.

20.
Statutory Accounts and Audit Opinion

The financial information presented in this interim report does not represent full statutory accounts and has not been reviewed or audited by the Company’s auditors. Full statutory accounts for the year ended 31 December 2018 prepared in accordance with IFRS, upon which the auditors have given an unqualified audit report, have been filed with the Registrar of Companies.

21.
Board Approval

This announcement was approved by the Board of Directors of CRH plc on 21 August 2019.

22.
Distribution of Interim Report

This interim report is available on the Group’s website (www.crh.com). A printed copy is available to the public at the Company’s registered office.

Glossary of Alternative Performance Measures

CRH uses a number of alternative performance measures (APMs) to monitor financial performance. These measures are referred to throughout the discussion of our reported financial position and operating performance throughout this document and are measures which are regularly reviewed by CRH management. The APMs may not be uniformly defined by all companies and accordingly they may not be directly comparable with similarly titled measures and disclosures by other companies.

Certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure.

The APMs as summarised below should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

EBITDA

EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax. It is quoted by management, in conjunction with other GAAP and non-GAAP financial measures, to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies.

EBITDA and operating profit by segment are monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision Maker (Group Chief Executive and Finance Director). EBITDA margin is calculated by expressing EBITDA as a percentage of sales.

Operating profit (EBIT) is defined as earnings before interest, taxes, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

A reconciliation of Group profit before tax to EBITDA is presented below.

	Continuing Operations
	Six months ended 30 June		Year ended 31 December
	Unaudited		Audited
	2019	2018	2018
	€m	€m	€m
Group profit for the financial period	555	378	1,436
Income tax expense	152	119	426
Profit before tax	707	497	1,862
Share of equity accounted investments’ profit	(20)	(19)	(60)
Other financial expense	59	16	46
Finance costs less income	176	144	305
Profit before finance costs	922	638	2,153
(Profit)/loss on disposals	(171)	(46)	24
Group operating profit	751	592	2,177
Depreciation charge	760	488	1,071
Amortisation of intangibles	29	30	61
Impairment charge	-	20	56
EBITDA	1,540	1,130	3,365

EBITDA impact from adoption of IFRS 16 (note 1)	(193)	-	-
EBITDA excluding impact of IFRS 16	1,347	1,130	3,365

Net Debt

Net debt is used by management as it gives a more complete picture of the Group’s current debt situation than total interest-bearing loans and borrowings. Net debt is provided to enable investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. Net debt is a non-GAAP measure and comprises current and non-current interest-bearing loans and borrowings, current and non-current lease liabilitites, cash and cash equivalents and current and non-current derivative financial instruments.

Glossary of Alternative Performance Measures - continued

EBITDA Net Interest Cover

EBITDA net interest cover is used by management as a measure which matches the earnings and cash generated by the business to the underlying funding costs. EBITDA net interest cover is presented to provide investors with a greater understanding of the impact of CRH’s debt and financing arrangements.

It is calculated below:

			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2019	2018	2018
	€m	€m	€m
Interest
Finance costs (i)	183	167	339
Finance income (i)	(7)	(23)	(34)
Net interest	176	144	305

EBITDA – continuing operations	1,540	1,130	3,365

	Times	Times	Times
EBITDA net interest cover (EBITDA divided by net interest) – continuing operations (ii)	8.8	7.8	11.0

	Rolling 12 months ended 30 June
	Unaudited	Unaudited
	2019	2018
	€m	€m
Interest - continuing operations
Net interest – full year prior year (2018 and 2017)	305	289
Net interest – H1 prior year (2018 and 2017)	144	150
Net interest – H2 prior year (2018 and 2017)	161	139
Net interest – H1 current year (2019 and 2018)	176	144
Net interest – rolling 12 months to 30 June	337	283

EBITDA - continuing operations
EBITDA – full year prior year (2018 and 2017)	3,365	3,146
EBITDA – H1 prior year (2018 and 2017)	1,130	1,120
EBITDA – H2 prior year (2018 and 2017)	2,235	2,026
EBITDA – H1 current year (2019 and 2018)	1,540	1,130
EBITDA – rolling 12 months to 30 June	3,775	3,156

	Times	Times
EBITDA net interest cover (EBITDA divided by net interest)	11.2	11.2

(i) These items appear on the Condensed Consolidated Income Statement on page 8.
(ii) EBITDA Net Interest Cover from continuing and discontinued operations in 2018 was 11.0x.

EBIT net interest cover is the ratio of EBIT to net debt-related interest costs.

Glossary of Alternative Performance Measures - continued

Organic Revenue, Organic Operating Profit and Organic EBITDA

The terms ‘like-for-like’, ‘organic’ and ‘underlying’ are used interchangeably throughout this report.

Because of the impact of acquisitions, divestments, exchange translation, other non-recurring items and the adoption of new accounting standards on reported results each period, the Group uses organic revenue, organic operating profit and organic EBITDA as additional performance indicators to assess performance of pre-existing operations each period.

Organic revenue, organic operating profit and organic EBITDA are arrived at by excluding the incremental revenue, operating profit and EBITDA contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items.

In the Business Performance review on pages 1 to 6, changes in organic revenue, organic operating profit and organic EBITDA are presented as additional measures of revenue, operating profit and EBITDA to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue, organic operating profit and organic EBITDA to the changes in total revenue, operating profit and EBITDA for the Group and by segment is presented with the discussion of each segment’s performance in tables contained in the segment discussion commencing on page 4.

Principal Risks and Uncertainties

Under Section 327(1)(b) of the Companies Act 2014 and Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007, the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group’s operations and the Group’s decentralised structure. During the course of 2019, new risks and uncertainties may materialise attributable to changes in markets, regulatory environments and other factors and existing risks and uncertainties may become less relevant.

Principal Strategic Risks and Uncertainties
Industry cyclicality and adverse economic conditions: Construction activity, and therefore demand for the Group’s products, is inherently cyclical as it is influenced by global and national economic circumstances, governments’ ability to fund infrastructure projects, consumer sentiment and weather conditions. The Group may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices. Failure to predict and plan for cyclical events or adverse economic conditions could negatively impact financial performance.

Geopolitical and/or social instability: Adverse and fast changing economic, social, and political situations in any country in which the Group operates could lead to business interruption, restrictions on repatriation of earnings or a loss of plant access. Changes in these conditions may adversely affect the Group’s business, results of operations, financial condition or prospects.

Brexit: Uncertainties resulting from the UK’s withdrawal from the European Union could pose challenges with currency devaluations, a fall in construction activity in the UK, challenges in labour resources accessing the UK, movement of goods and services and repatriating earnings. Failure by the Group to manage the uncertainties posed by Brexit could result in adverse financial performance and a fall in the Group’s net worth.

Commodity products and substitution: Many of the Group’s products are commodities, which face strong volume and price competition, and may be replaced by substitute products which the Group does not produce or distribute. Further, the Group must maintain strong customer relationships to ensure changing consumer preferences are addressed. Failure to differentiate and innovate could lead to market share decline, thus adversely impacting financial performance.

Reserves availability and planning: Appropriate reserves are an increasingly scarce commodity and licences and/or permits required to enable operation are becoming harder to secure. There are numerous uncertainties inherent in reserves estimation and in projecting future rates of production. Failure by the Group to plan for reserve depletion, or to secure permits, may result in operation stoppages, adversely impacting financial performance.

Portfolio management: The Group may engage in acquisition and divestment activity during the year as part of the Group’s active portfolio management which presents risks around due diligence, execution and integration of assets. Additionally, the Group may be liable for liabilities of companies it has acquired or divested. Failure to identify and execute deals in an efficient manner may limit the Group’s growth potential and impact financial performance.

Joint ventures and associates: The Group does not have a controlling interest in certain of the businesses (i.e. joint ventures and associates) in which it has invested and may invest, which gives rise to increased governance complexity and a need for proactive relationship management. The lack of a controlling interest could impair the Group’s ability to manage joint ventures and associates effectively and/or realise its strategic goals for these businesses.

People management: Existing processes around people management (such as attracting, retaining and developing people, leadership succession planning, as well as dealing with collective representation groups) may not deliver, inhibiting the Group achieving its strategy. Failure to effectively manage talent and plan for leadership succession could impede the realisation of strategic objectives.

Principal Operational Risks and Uncertainties
Sustainability, corporate social responsibility and climate change: The Group may face challenges associated with developing and providing innovative building products and solutions that help deliver a more sustainable environment while meeting our social responsibilities, the stringent and ever evolving laws and regulations that govern the climate change agenda and changing consumer demand. Failure to innovate, keep up with current technological changes or changing consumer preferences may result in falling demand for the Group’s products, adversely impacting financial performance.

Health and safety performance: The Group’s businesses operate in an industry where health and safety risks are inherently prominent. Further, the Group is subject to stringent regulations from a health and safety perspective in the various jurisdictions in which it operates. A significant health and safety incident could have a serious impact on the Group’s operational and financial performance, as well as the Group’s reputation.

Operational continuity: The Group’s operating entities are subject to a wide range of operating risks and hazards including climatic conditions, technical failures, interruptions to power supplies, industrial accidents and disputes, environmental hazards, fire and crime. The occurrence of a significant adverse event could lead to prolonged operational interruption, negatively impacting financial performance or the Group’s prospects.

Information technology and/or cyber security: The Group is dependent on information technology systems to support its business activities. Any significant operational event, whether caused by external attack, insider threat or error, could lead to loss of access to systems or data, adversely impacting business operations. Security breaches, IT interruptions or data loss could result in reputational damage and regulatory penalties and significant financial costs in remediation.

Principal Risks and Uncertainties - continued

Principal Compliance Risks and Uncertainties

Laws and regulations: The Group is subject to a wide variety of local and international laws and regulations across the many jurisdictions in which it operates, which vary in complexity, application and frequency of change. Potential breaches of local and international laws and regulations could result in the imposition of significant fines or sanctions and may inflict reputational damage.

Principal Financial and Reporting Risks and Uncertainties

Financial instruments: The Group uses financial instruments throughout its businesses giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks. A downgrade of the Group’s credit ratings or inability to maintain certain financial ratios may give rise to increases in future funding costs and may impair the Group’s ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which the Group conducts business may adversely impact the Group’s financial position.

Defined benefit pension schemes and related obligations: The assets and liabilities of defined benefit pension schemes, in place in certain operating jurisdictions, exhibit significant period-on-period volatility attributable primarily to asset values, changes in bond yields/discount rates and anticipated longevity. Significant cash contributions may be required to remediate deficits applicable to past service. Fluctuations in the accounting surplus/deficit may adversely impact the Group's credit metrics thus harming its ability to raise funds.

Taxation charge and balance sheet provisioning: The Group is exposed to uncertainties stemming from governmental actions in respect of taxes paid and payable in all jurisdictions of operation. In addition, various assumptions are made in the computation of the overall tax charge and in balance sheet provisions which may not be borne out in practice. Changes in tax regimes or findings in future audits that additional taxes are due could result in incremental tax liabilities which could have a material adverse effect on cash flows, financial condition and results of operations.

Foreign currency translation: The principal foreign exchange risks to which the Condensed Consolidated Financial Statements are exposed pertain to (i) adverse movements in reported results when translated into euro and (ii) declines in the euro value of net investments which are denominated in a wide basket of currencies other than the euro. Adverse changes in the exchange rates will continue to negatively affect retained earnings. The impact is reported in the Condensed Consolidated Statement of Comprehensive Income.

Goodwill impairment: Significant under-performance in any of the Group’s major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill. A write-down of goodwill could have a substantial impact on the Group’s income and equity.

Responsibility Statement

The Directors of CRH plc, being the persons responsible within CRH plc, confirm that to the best of their knowledge:

1)
the Condensed Consolidated Unaudited Financial Statements for the six months ended 30 June 2019 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, the accounting standard applicable to interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group for the six months ended 30 June 2019;

2)
the interim management report includes a fair review of:

I.
the important events that have occurred during the first six months of the financial year, and their impact on the condensed consolidated set of financial statements;
II.
the principal risks and uncertainties for the remaining six months of the financial year;
III.
any related parties’ transactions that have taken place in the first six months of the current financial year that have materially affected the financial position or the performance of the enterprise during that period; and
IV.
any changes in the related parties’ transactions described in the 2018 Annual Report and Form 20-F that could have had a material effect on the financial position or performance of the enterprise in the first six months of the current financial year.

Albert Manifold	Chief Executive

Senan Murphy	Finance Director

Disclaimer

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the “Company”), and its subsidiaries (collectively, “CRH” or the “Group”) is providing the following cautionary statement.

This document contains statements that are, or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "could", "would", "targets", "aims", "may", "continues", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, as detailed in the section entitled “Risk Factors” in our 2018 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 22 August 2019
By:___/s/Neil Colgan___
N.Colgan
Company Secretary